David R. Earhart

469.320.6041

dearhart@grayreed.com

October 13, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4628

Attention:	Pamela Long

Assistant Director

Office of Manufacturing and Construction

Re:	Water Now, Inc.

Amendment No. 1 to Form 10-12G

Filed September 25, 2017

File No. 000-55825

Ladies and Gentlemen:

On behalf of Water Now, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated October 6, 2017 relating to the referenced filing. Our responses are set forth below the Staff’s comments. On October 6, 2017, the Company filed a request to withdraw its Registration Statement on Form 10 (file no. 000-55825), so that it would not be deemed to be effective due to the lapse of time following the original filing. Contemporaneous herewith, the Company is filing a new Registration Statement on Form 10 that is responsive to the Staff’s additional comments. That new Registration Statement is referred to herein as the “Registration Statement.”

General

Comment 1: We note your response to comment two in our letter dated September 7, 2017. However, you have not provided an analysis so we are reissuing our comment. Please provide us with your detailed analysis explaining your status as a shell company. Please provide us with a detailed analysis addressing why the individual factors set forth in the definition of the term shell company are not applicable to you. See Footnote 172 in SEC Release No. 33-8869 (December 6, 2007). Please

Securities and Exchange Commission

October 13, 2017

note that SEC Release No. 33-8869 makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. If you are a shell company, you may not rely on Rule 144(i) for resales of your common stock. See Rule 144(i)(1)(i).

The Company believes that it has never been a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934. A shell company is defined as a company that has no or nominal operations; and either (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets. However, that definition is not intended to include an early stage company. The Company believes that it has more than nominal operations and assets, excluding cash and cash equivalents. Therefore, the Company believes that it is not a shell company.

Footnote 172 to SEC Release No. 33-8869 provides that the amendments to Rule 144 as so adopted, which exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “ ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provides that the exclusion of a “start-up company” is based on the belief that “such a company does not meet the condition of having ‘no or nominal operations.’ ”  That footnote was intended to address concerns of several commenters who indicated that the definition of a shell company set forth above could be interpreted to capture virtually every company during its start-up phase. As a result, Footnote 172 makes clear that such an interpretation would be more broad than was intended.

In support of the Company’s position that it is not, and has never been a shell company, please note that the Company was formed in February 2016. At all times since its inception, the Company has dedicated significant time and money to research and development of the intellectual property upon which the Company’s products are based.  Also, since inception, the Company has incurred significant administrative expenses in furtherance of its business plan. Through these efforts, the Company has developed a product line consisting of three models, and is producing inventory necessary to satisfy its first significant commercial delivery of its products. In addition, the Company has entered into arrangements to obtain all components necessary for the commercial distribution of its products. Furthermore, the Company has entered into multiple agreements necessary for the commercial delivery of its products. Finally, the Company has secured facilities for assembly and storage of inventory. In September 2017, following the date of the interim financial statements included in the Registration Statement, the Company has begun to generate revenues. Based on the foregoing, the Company believes that it has at all times since its inception had more than nominal operations.

Securities and Exchange Commission

October 13, 2017

The Company also has more than nominal assets, excluding cash and cash equivalents. Since inception, the Company’s assets have included the intellectual property upon which the Company’s product line is based. A portion of that intellectual property is reflected in the Company’s patent application for the design of its water purification technology that has been filed with the U.S. Patent and Trademark Office. Those intellectual property assets, although not reflected on the Company’s balance sheet, are more than “nominal.” The Company is also producing inventory of its products. No other significant assets are necessary for the Company’s operations at this time.

The Company believes that at all times since its inception, it has been an active “start-up” company. Together with its significant operations since inception, it believes that it has never met the definition of a company with “no or nominal operations.” In addition, the Company’s assets, excluding cash and cash equivalents, are more than nominal. Therefore, the Company believes that it is not a shell company.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 12

Liquidity and Capital Resources, page 17

Comment 2: We note you have not complied with comment 10 in our letter dated September 7, 2017. We re-issue the comment in its entirety.

The disclosure has been amended to include the disclosure requested by comment 10 in your letter dated September 7, 2017.

Legal Proceedings, page 28

Comment 3: We have read your response to comment 18 in our letter dated September 7, 2017 and note that you included disclosure in your interim financial statements concerning the lawsuit filed against you on April 6, 2017 by Cloudburst Solutions, LLC. Please revise your annual financial statements to include the disclosures of this lawsuit as required by ASC 450-20-50, including an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

The Company has revised its annual financial statements to include the disclosures of the referenced lawsuit. The disclosures include a statement that an estimate of the possible loss or range of loss cannot be made at this time.

Securities and Exchange Commission

October 13, 2017

Description of Registrant’s Securities to be Registered, page 31

Comment 4: We note that Article IX of your bylaws includes an exclusive forum provision naming the United States District Court for the Northern District of Texas and the state district court of Dallas County, Texas as the exclusive forum for the actions described in the article. Please describe the exclusive forum provision and the types of actions to which it relates and disclose that such a provision my limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its directors, officers or other employees and may discourage lawsuits with respect to such claims.

The referenced disclosure has been modified to include the requested disclosure.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:	Sherry Haywood (Staff)

David King (Company)